

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2019

Daryl E. Raiford
Chief Financial Officer
Ribbon Communications Inc.
4 Technology Drive
Westford, MA 01886

>   **Re: Ribbon Communications Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2018**
>   **Filed March 4, 2019**
>   **Form 8-K furnished February 20, 2019**
>   **File No. 001-38267**

Dear Mr. Raiford:

We have reviewed your May 21, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2019 letter.

Form 8-K furnished February 20, 2019

General

1.   We note your response to prior comment 1. We believe that the "acquisition-related revenue" adjustment results in a non-GAAP measure based on individually tailored recognition and measurement methods. Therefore, please revise future filings to remove this adjustment from your non-GAAP presentations. Refer to Question 100.04 of the non-GAAP C&DIs and Rule 100(b) of Regulation G.

2.   We note from your response to prior comment 4 that you have not included any income tax expense adjustment in your non-GAAP measures due to your significant net operating loss carryforwards and related valuation allowance on a GAAP basis. Pursuant to Question 102.11 of the non-GAAP C&DIs, non-GAAP net income as a performance

measure should include tax expense commensurate with your <u>non-GAAP</u> measure of profitability. You appear to have reported significant cumulative non-GAAP net income before taxes over the past several years, which suggests that from a non-GAAP perspective, loss carryforwards would not be available, and therefore, should not be considered in determining your your non-GAAP net income (loss) adjustments. Please revise.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services